UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STURM, RUGER & COMPANY, INC.

(Name of Subject Company)

STURM, RUGER & COMPANY, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

864159108

(CUSIP Number of Class of Securities)

Sarah F. Colbert

Senior Vice President, Corporate Secretary and General Counsel
Sturm, Ruger & Company, Inc.
One Lacey Place
Southport, Connecticut 06890
(203) 259-7843

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard M. Brand

Kiran S. Kadekar
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C relates solely to the below listed preliminary communication made on the date hereof before the commencement of a potential tender offer by Beretta Holding S.A. (“Beretta”), to acquire up to 20.05% of the outstanding shares of common stock, par value $1.00 per share, of Sturm, Ruger & Company, Inc., a Delaware corporation (the “Company”).

•	Exhibit 99.1: Press Release, dated March 25, 2026, issued by the Company.

Cautionary Notes on Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such forward-looking statements also include, among others, statements with respect to the tender offer proposed by Beretta, including without limitation statements with respect to whether or not the proposed tender offer will commence at all. The forward looking statements in this communication are based upon the current beliefs, assumptions and expectations of the Company, including without limitation with respect to the Company’s current and future plans, strategies, positioning, resources and capabilities, financial, operating and other performance and the occurrence or non-occurrence of certain events, and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in or implied by the forward-looking statements contained in this communication because of a variety of factors, including without limitation those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, Current Reports on Form 8-K and other filings made by the Company with the SEC, as well as actions taken or not taken by Beretta. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements presented herein to reflect any change in beliefs, assumptions or expectations or any change in events, conditions or circumstances on which any such statements are based.

Additional Information and Where to Find It

The tender offer proposed by Beretta described in this communication has not commenced. This communication is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for any tender offer materials that Beretta or the Company will be required to file with the SEC if the tender offer commences. If the tender offer is commenced, Beretta will be required to file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S SECURITY HOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING ANY OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND ANY OTHER TENDER OFFER DOCUMENTS) AND THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER, IF THE TENDER OFFER COMMENCES. IF THE TENDER OFFER IS COMMENCED, BERETTA’S TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE RELATED EXHIBITS) AND THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, IF THE TENDER OFFER IS COMMENCED, (I) BERETTA HAS STATED THAT THE TENDER OFFER MATERIALS THAT ARE FILED BY BERETTA WITH THE SEC WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF THE COMPANY FREE OF CHARGE FROM THE INFORMATION AGENT FOR THE TENDER OFFER AND (II) THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF THE COMPANY FREE OF CHARGE BY THE COMPANY.

Exhibit No.	Description

99.1	Press Release, dated March 25, 2026, issued by the Company.